

Mail Stop 3628

April 9, 2010

By Facsimile and U.S. Mail

Andrew Kahn
Davis, Cowell & Bower, LLP
595 Market Street, Suite 1400
San Francisco, CA 94105

> **Re:** **Pinnacle Entertainment, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed by AFL-CIO**
> **Filed April 8, 2010**
> **File No. 1-13641**

Dear Mr. Kahn:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. We note that the company's proxy statement includes seven proposals, but you discuss only four proposals. Please revise your proxy statement and proxy card to include each of these matters, or revise your proxy statement and card to state that shareholders will be disenfranchised with respect to those matters not listed on your proxy card.

2. Please identify the color of your proxy card.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions